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FORM 4                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
                                   Washington, D.C. 20549                       -------------------------------
/ / CHECK THIS BOX         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          OMB NUMBER 3235-0287
   IF NO LONGER                                                                  Expires: September 30, 1998
   SUBJECT TO                                                                    Estimated average burden hours
   SECTION 16.    Filed pursuant to Section 16(a) of the Securities Exchange Act per response       0.5
   FORM 4 OR      of 1934, Section 17(a) of the Public Utility Holding Company
   FORM 5         Act of 1935 or Section 30(f) of the Investment Company Act
   OBLIGATIONS    of 1940
   MAY
   CONTINUE.  SEE
  INSTRUCTION 1(B).

 (PRINT OR TYPE
  RESPONSES)

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1.Name and Address of Reporting      2.  Issuer Name and Ticker or                  6.  Relationship of Reporting
  Person*                                 Trading Symbol                                Person(s) to Issuer

MILLENNIUM ENTERTAINMENT                 THE SPORTS CLUB COMPANY, INC.                  (Check all applicable)
PARTNERS, L.P.                           (SCY)
                                                                                    ______  Director  __X__  10% Owner
                                                                                    ______  Officer   _____  Other
                                                                                    (give title below)  (specify below)

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(Last)     (First)       (Middle)   3. IRS or Social Security   4.Statement for Month/Year
                                       Number of Reporting
                                       Person (Voluntary)            JULY 1997

c/o Millennium Partners Management LLC
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                          (Street)                            5. If Amendment, Date of Original  7.Individual or Joint/Group Filing
                                                                   (Month/Year)                    (Check Applicable Line)
                        1995 Broadway                                                            ____  Form filed by One Reporting
                                                                                                       Person
                                                                                                 _X__ Form filed by More than One
                                                                                                      Reporting Person
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(City)        (State)       (Zip)               TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
New York       NY          10023

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1. Title of Security        2. Transaction  3.(Transaction     4.Securities Acquired  5. Amount of  6.Ownership     7.Nature of
   (Instr.3)                   Date (Month/    Code (Instr.8)    (A) or Disposed         Securities   Form:           Indirect
                               Day/Year)                         of (D) (Instr. 3,4      Beneficially Direct          Beneficial
                                                                 and 5)                  Owned at     (D) or          Ownership
                                                                                         End of       Indirect        (Instr. 4)
                                                                       (A) or            Month        (I) (Instr.4)
                                              Code      V       Amount  (D)    Price    (Instr. 3
                                                                                         and 4)
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   Common Stock (1)              7/3/97        P                 800     A     5.203
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   Common Stock (1)              7/7/97        P                 500     A     5.375
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   Common Stock (1)              7/8/97        P                1000     A     5.375       1,201,232
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

 FORM 4 (continued)                TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                                   BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of    2. Con-      3.Trans-   4.Trans-    5.Number   6.Date  7.Title    8.Price   9.Number   10 Owner-    11. Nature
   Derivative     version     action     action      of         Exer-   and        of        of          ship          of
   Security       or          Date       Code        Deriv-     cisable Amount     Deriv-    Deriv-      Form of       Indirect
   (Instr.3)      Exercise    (Month/   (Instr.8)    ative      and     of         ative     ative       Deriv-        Bene-
                  Price of    Day/                   Secur-     Expira- Under-     Security  Secur-      ative         ficial
                  Deriv-      Year)                  ities      tion    lying      (Instr.5) ities       Secur-        Owner-
                  ative                              Acquired   Date    Secur-               Bene-       ity           ship
                  Security                           (A) or     (Month/ ities                ficially    Direct:       (Instr.4)
                                                     Disposed   Day/    (Instr.3             Owned       (D) or
                                                     of (D)     Year)   and 4)               at End      Indirect
                                                     (Instr.3,                               of          (I)
                                                     4 and 5)                                Month       (Instr.4)
                                                                                             (Instr.4)

                                       Code  V   (A) (D)     Date   Expir-  Title  Amount
                                                             Exer-  ation          or
                                                             cisable Date          Number
                                                                                   of
                                                                                   Shares
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   Explanation of Responses:

(1)   The Shares were purchased by Millennium Partners LLC ("MPL").  Millennium Entertainment Partners, L.P. ("MEP"), which owns a
49.5% membership interest in MPL and has the right to appoint two committee members of a committee of five which requires the affirmative vote of four members to vote or dispose of the securities, may be deemed to be a "group" with MPL for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended.  MEP disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that MEP is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

                                                                                    MILLENNIUM ENTERTAINMENT PARTNERS, L.P.
**    Intentional misstatements or omissions of
      facts constitute Federal Criminal Violations.                                 By: MILLENNIUM ENTERTAINMENT ASSOCIATES, L.P.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                         its general partner

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.                    By: MILLENNIUM ENTERTAINMENT CORP.,
                                                                                        its general partner
Potential persons who are to respond to the
collection of information contained in this form
are not required to respond unless the form displays a                              By:  /s/ Brian J. Collins      August 11, 1997
currently valid OMB Number.                                                          ** Signature of Reporting        Date
                                                                                        Person
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                              JOINT FILER INFORMATION

Name:                          Millennium Partners LLC

Address:                       c/o Millennium Partners Management LLC
                               1995 Broadway
                               New York, New York  10023

Designated Filer:              Millennium Entertainment Partners, L.P.

Issuer & Ticker Symbol:        The Sports Club Company, Inc. (SCY)

                               MILLENNIUM PARTNERS LLC

                               BY:  MILLENNIUM PARTNERS MANAGEMENT, LLC,
                                    its manager

                               BY:  MILLENNIUM MANAGER I, INC.,
                                    its manager

                               By:     /s/ Brian J. Collins
                                       Title: Vice President